Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

November 6, 2014

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on October 6, 2014 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 150 on Form N-1A, filed with the SEC on August 19, 2014 (the “Filing”). The filing was made for the purpose of revising the strategy of several Series of the Fund to include the use of certain options.

1.	Comment: In the “Principal Investment Strategies” section of the Real Estate Series prospectus, please consider revising the following sentence to clarify that the derivatives used will be options: “The Series may invest in common stocks, convertible securities and other equity securities, principally ETFs (defined below), as well as derivative instruments (as described below).” Please carry any changes through to the other Series as appropriate.

Response: Accepted. The sentence has been revised to read as follows: “The Series may invest in common stocks, convertible securities and other equity securities, principally ETFs (defined below), as well as derivative instruments, principally options (as described below).”

2.	Comment: In the performance bar charts in the prospectuses, please label the zero axes.

Response: Declined. The Fund believes that the current design of the bar charts makes clear to the average investor that the returns above the “x” axes are positive and the returns below the “x” axes are negative.

3.	Comment: For the Equity Income Series, if the contractual fee waiver will be reflected in the fee table and the expense examples, it should extend at least one year from the date of the prospectus. This comment also applies to the Strategic Income Series.

Response: Accepted. The contractual fee waiver will remain in effect until at least April 30, 2016.

4.	Comment: In the “Information About Class S and I Shares” section of the Real Estate Series and Equity Income Series prospectus, please provide information about eligible Class S investors and clarify whether the sentence that begins with “Shares are available for direct investment from the Distributor…” applies to Class S shares.

Response: Accepted. Disclosure that (a) addresses the availability of Class S shares and (b) clarifies that the identified sentence applies to both Class S and I shares has been added to the section.

5.	Comment: In the fee tables in the Strategic Income Series prospectus, the first footnotes say that the Acquired Fund Fees and Expenses (AFFE) are estimated. Unless a fund is a “New Fund” (as defined in Instruction 6 to Item 3 of Form N-1A), that particular disclosure is not appropriate. If the AFFE is new or has changed materially, the footnotes should say that the information has been restated.

Response: Accepted. Since the Strategic Income Series invest in part in the Equity Income Series, which is a “New Fund” with estimated AFFE, the footnotes have been revised to read as follows: “AFFE has been restated to reflect the estimated amount of fees and expenses that will be incurred indirectly by the Series through its investments in the underlying funds during the current fiscal year, given the current target allocation among the underlying funds.”

6.	Comment: In the “Excessive Trading” section of each prospectus, please state whether the Fund discourages or accommodates frequent purchases and redemptions of its shares.

Response: Declined. The Fund believes that the following disclosure in the sections makes clear that the Fund discourages and does not accommodate frequent purchases and redemptions of its shares: “The Series are intended for long-term investment purposes only. Do not invest in the Fund if you are a market timer. The Fund’s Board of Directors has adopted policies and procedures designed to detect and deter “market timing” or other types of excessive short-term trading by shareholders.”

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/Jodi L. Hedberg

Jodi L. Hedberg

Corporate Secretary

cc:	Mark Cowan, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC